UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒  Form 40 F ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-21 June 8, 2005

DESCRIPTION:

Queenstake Reports on its Annual General Meeting and Announces Additions to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	June 8, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

N E W S R E L E A S E

News Release 2005-21	June 8, 2005
TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Reports on its Annual General Meeting and Announces Additions to its Board of Directors

Denver, Colorado – June 8, 2005 – Queenstake Resources Ltd. (TSX:QRL, Amex:QEE) (the “Company”) held its Annual General Meeting of Shareholders on May 31, 2005. As a result of the adoption by the shareholders of management’s slate of directors, Queenstake’s Board now comprises Robert Zerga, Dorian (Dusty) Nicol, Hugh Mogensen, Mike Smith, Peter Bojtos, John Ellis and Doris Meyer.

Mr. John Ellis has been elected as a new board member.  John brings over 40 years of mining experience and an extensive knowledge of Jerritt Canyon to Queenstake’s board.  He has served as past Chairman and Chief Executive Officer of AngloGold North America, Hudson Bay Mining and Smelting, and Senior Vice President of Minorco.  He is a consultant for a number of international mining companies.

Mrs. Doris Meyer has also been elected as a new board member.  Doris was involved with Queenstake from 1985 to 2003 as Vice President Finance, Chief Financial Officer and until 2004 as Corporate Secretary.  She was instrumental in Queenstake’s acquisition of Jerritt Canyon in 2003.  She is currently President, Director and Chief Executive Officer of Kalimantan Gold Corporation.  Doris has extensive experience in the mining industry and is a member of the Association of Certified General Accountants of British Columbia and Canada.

At a Board meeting subsequent to the Annual General Meeting, Mr. Robert Zerga was appointed Non-Executive Chairman of Queenstake, retaining his chairmanship from last year.  Dorian (Dusty) Nicol was re-appointed President and Chief Executive Officer; Eric Edwards was re-appointed Vice President Finance and Chief Financial Officer and was also appointed as Corporate Secretary.

Queenstake also reports that all items put forward at its Annual General Meeting have been approved by shareholders.  These include setting the number of directors at seven, approval of management’s slate of Directors and approval of its current auditors for the coming fiscal year. 100 percent of the votes cast by show of hands at the Annual General Meeting voted in favor of all the items put forward at the meeting.

Dorian (Dusty) Nicol, Queenstake’s President and Chief Executive Officer, commenting on last Friday’s news release regarding the announcement of a $6 million “bought deal” financing said, “I have been saying publicly that Queenstake had no plans to seek equity financing in the foreseeable future.  We finished the first quarter with $17.5 million in free cash; we have no significant long-term debt, and have balanced anticipated 2005 mine and exploration expenditures with anticipated cash flow from operations at Jerritt Canyon.  However, we were contacted on June 2 by a well known fund manager proposing to purchase shares from treasury, with no warrants attached.  After deliberating with our management team and consultation with our Board, it was agreed to accept the offered financing, which we interpret as a strong vote of confidence in Queenstake.  The additional funds will allow Queenstake to accelerate mine development and will assure sufficient funds to conduct an aggressive exploration program at

Jerritt Canyon this year.  The results of these investments in Jerritt Canyon will benefit all of our shareholders.  I am confident that the return we will get on continued investment in Jerritt Canyon will demonstrate that the net effect of accepting this financing will be an enhancement of shareholder value”.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.